Exhibit 99.1

Press release

XPeng Inc. Announces Pricing of Global Offering

June 30, 2021

(GUANGZHOU, China) XPeng Inc. (“XPeng” or the “Company”) (NYSE: XPEV, HKEX: 9868.HK), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the pricing of the global offering (the “Global Offering”) of 85,000,000 shares (the “Offer Shares”) which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$165.00 per Class A ordinary share. Based on the ratio of two Class A ordinary shares per NYSE-listed American depositary share (the “ADS”), the Offer Price translates to approximately US$42.52 per ADS based on an exchange rate of HK$7.7604 to US$1.00. Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on Wednesday, July 7, 2021, under the stock code “9868”.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$14,025.0 million (assuming the Over-allotment Option is not exercised). In addition, the Company has granted the Over-allotment Option to the International Underwriters, exercisable by the Joint Representatives (and on behalf of the International Underwriters), at any time on or before Friday, July 30, 2021, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering, pursuant to which the Company may be required to issue up to an aggregate of 12,750,000 Class A ordinary shares at the Offer Price.

The Company plans to use the net proceeds from the Global Offering for expansion of its product portfolio and development of more advanced technology; acceleration of its business expansion, by enhancing brand recognition, acquiring customers through omni-channel marketing strategies and expanding its sales and service touch points both domestically and internationally; enhancement of production capability, including expansion of capacity, upgrade of manufacturing facilities and development of manufacturing technologies; and general corporate purposes, including working capital needs.

J.P. Morgan Securities (Far East) Limited and Merrill Lynch (Asia Pacific) Limited are the Joint Sponsors of the listing of the Offer Shares on the Hong Kong Stock Exchange. J.P. Morgan Securities (Asia Pacific) Limited, Merrill Lynch (Asia Pacific) Limited and Citigroup Global Markets Asia Limited are the Joint Representatives. J.P. Morgan Securities (Asia Pacific) Limited, Merrill Lynch (Asia Pacific) Limited, Citigroup Global Markets Asia Limited and CLSA Limited are the Joint Global Coordinators of the Global Offering.

The Company’s registration statement on Form F-1 relating to the International Offering has been filed with, and declared effective by, the United States Securities and Exchange Commission (the “SEC”). The International Offering is being made only by means of a prospectus forming part of the effective registration statement. The registration statement on Form F-1, which contains a preliminary prospectus dated June 24, 2021, is available at the SEC’s website at www.sec.gov. The final prospectus will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus relating to the offering may also be obtained from J.P. Morgan Securities LLC, by telephone at +1 (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com; and BofA Securities, Inc., by telephone at +1 (800) 294-1322, or by email at dg.prospectus_requests@bofa.com.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the prospectus of the Company dated June 25, 2021.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

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About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Important Disclaimers

1.    The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering.

2.    This press release is for information purposes only and does not constitute or include any recommendation or invitation or offer (nor is calculated to invite such a recommendation, offer or invitation) by any person for acquisition, purchase or subscription of the securities of the Company nor does it intend to act as a recommendation of the sale of securities or any invitation, solicitation or offer for acquisition, purchase or subscription of securities in any jurisdiction. This press release should accordingly not amount to an advertisement or invitation within the meaning of section 103(1) of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) or a prospectus or an extract from or abridged version of a prospectus (including within the meaning of sections 2 and 38B, respectively of the Companies (Winding Up and Miscellaneous Provisions) Ordinance). Investors should read the prospectus of the Company for detailed information about the Company and the proposed offering before deciding whether or not to purchase any securities of the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong. An application to subscribe for the shares for the Hong Kong Public Offering referred to in this press release by any persons shall be made solely based on the prospectus and the application forms issued by the Company on June 25, 2021.

3.    No application for the shares of the Company should be made by any person nor would such application be accepted without the completion of a formal application form or other application procedure that is issued with or in respect of the prospectus.

4.    The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this press release and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com

Media Relations

For further information, please contact:

Wonderful Sky Financial Group Ltd.

Angie Li / Jerry Lou / Cici Zhu

Tel: +852 3970 2273 / +852 3970 2157 / +852 3977 1854

Email: angieliy@wsfg.hk / jerrylouzh@wsfg.hk / CiciZhuX@wsfg.hk